Exhibit 99.1

For Immediate Release

Steve Mayer Joins TFI International Board of Directors

Montreal, Quebec, September 17, 2026 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced that Steve Mayer will join its Board of Directors effective October 29, 2026.

Mr. Mayer has more than 30 years of investment banking experience with firms including Goldman Sachs, Morgan Stanley and Greenhill & Co., advising leading Canadian companies on domestic and U.S. cross-border M&A and capital markets transactions. Currently the President of Greenhill Canada and Vice Chairman of Greenhill & Co., Mr. Mayer has had substantial engagement with boards of directors advising on a wide range of complex topics and is known for his entrepreneurial approach and strong leadership skills. Mr. Mayer has also sat on various boards including large not-for-profit organizations in healthcare and other sectors. He received his Bachelor of Commerce and Finance from the University of Toronto and his Master of Business Administration from Columbia Business School.

“Steve’s superb track record in the capital markets and M&A combined with his deep experience in both Canada and the U.S. make him the perfect fit for our Board of Directors and I extend a warm welcome,” stated Alain Bédard, Chairman, President and Chief Executive Officer of TFI International. “Steve is deeply committed to our values around business discipline with a growth mindset, and his Canadian-U.S. knowledge and highly relevant expertise will prove incredibly valuable as TFI International strives to further enhance shareholder value."

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

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Less-Than-Truckload;
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Truckload;
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Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com